

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop: 3561

November 24, 2015

Via E-Mail
Mr. David W. Froesel, Jr.
Chief Financial Officer
PharMerica Corporation
1901 Campus Place
Louisville, KY 40299

> **Re: PharMerica Corporation**
> **Form 10-K for the Year ended December 31, 2014**
> **Filed March 2, 2015**
> **Form 10-Q for the Quarter Ended September 30, 2015**
> **Filed November 6, 2015**
> **File No. 001-33380**

Dear Mr. Froesel:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarter Ended September 30, 2015

Financial Statements
Notes to Condensed Consolidated Financial Statements, page 7
Note 5 Commitments and Contingencies, page 13

1. We note that you are currently in a dispute with AmerisourceBergen Drug Corporation ("ABDC") related to your former Amended Prime Vendor Agreement ("PVA") with them and that you have recorded a receivable due from ABDC in the amount of $71.5 million as at September 30, 2015. Your disclosure indicates that a portion of this receivable relates to additional rebates owed by ABDC and a portion relates to claims you have made against ABDC for failure to comply with certain pricing and rebate provisions. We understand that you have recognized a reduction in your cost of sales in the respective periods in which the receivable was recorded. Please address the following points:

- Further clarify the differences between the amounts due for rebates under the Amended PVA and those that relate to the claim you have filed against ABDC, quantifying the gross amounts as of September 30, 2015.

- Explain how you considered the guidance in ASC 450-30-25 or other relevant literature in determining that recognition of the receivable and the related reduction in your cost of sales was appropriate.

2. We note that you withheld from ABDC normal recurring payments for drug purchases of approximately $48.8 million and presented a net amount of $22.7 as other assets in the Balance Sheet at September 30, 2015. Please tell us why you believe that a right to offset exists under ASC paragraphs 210-20-45-1 through 5 or cite the other literature that supports your presentation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joanna Lam at (202) 551-3476 or Craig Arakawa, Branch Chief at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining